Annual Report

Cover Page

Name of issuer:

Airthium Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/17/2017

Physical address of issuer:

251 Little Falls Drive
New Castle County
Wilmington DE 19808

Website of issuer:

https://www.airthium.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,220,548.00	$504,695.00
Cash & Cash Equivalents:	$947,199.00	$315,548.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$106,131.00	$65,198.00
Long-term Debt:	$2,133,776.00	$922,496.00
Revenues/Sales:	$230,796.00	$196,621.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	($157,945.00)	($118,908.00)
Net Income:	($536,360.00)	($176,074.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Airthium Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Andrei Klochko	CEO	Airthium	2017
Franck Lahaye	Director	Airthium	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrei Klochko	CEO	2017
Andrei Klochko	Secretary	2017

Andrei Klochko	Treasurer	2017
Andrei Klochko	President	2017
Andrei Klochko	CFO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrei Klochko	5742400.0 common stocks	55.2

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in our shares involves a high degree of risk and many uncertainties.

You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment.

We were incorporated in May 2017 and we have not yet begun producing or delivering any energy storage system. To date, we have no revenues beyond a small pilot contract for our software product. The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable at all. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations.

Our energy storage systems require significant investment, most notably in research and development, prior to commercial launch, and may never be successfully developed or commercially successful. There can be no assurance that the Company will successfully implement its business, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.

We face significant barriers as we attempt to develop, test, industrialize, and eventually manufacture our energy storage systems.

We do not yet have any prototypes beyond a handful of lab-scale test benches, and do not have a final design, a manufacturing facility or manufacturing processes. Our seasonal energy storage system has been designed in-house so far and will be the first of its kind. Therefore, there is no guarantee that our seasonal energy storage system will ever work as conceived, or that any of the company's projections will be achieved.

The energy industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs connected to research and development, designing and manufacturing systems, long lead times to bring systems to market from the concept and design stage, the need for specialized scientific, technical, industrial, design and development expertise, regulatory requirements, establishing an extensive track record of reliability (we're talking years), and establishing sales and distribution channels as well as a global service and maintenance network. We must successfully overcome these and other manufacturing and legal barriers to be successful.

The emergence of new, competing technologies might prevent our systems from ever reaching the market.

Significant developments in alternative technologies could severely impair our ability to reach the market with a competitive energy storage product and generate any kind of return on our business. Such technologies include, yet are not limited to, ammonia-fired two-stroke internal combustion engines, ammonia fuel cells, CO_2 capture, CO_2 electrolysis, other CO_2 recycling technologies, hydrogen storage solutions other than liquid ammonia, fusion energy, next-generation nuclear fission energy, flow batteries including those optimized for very long duration storage, gravity-based storage of liquids and solids,

geothermal power, electrochemical batteries including lithium-ion batteries, battery recycling technologies, and more generally, any energy storage technology with a duration from a few hours to a few years or more, or enabling technologies related to energy storage.

If any such technology enables the development of a better energy storage system, be it lower cost, higher efficiency, or more suited to the needs of our target customers, then the development of those alternative technologies may materially and adversely affect our business and prospects in ways that we do not currently anticipate. Should products powered by those alternative technologies reach the market, our products may not be able to compete, and in such a scenario, we might be forced to file for bankruptcy.

We will require additional financing.

The research and development, industrialization, manufacture, sale and servicing of stationary energy storage systems is a capital-intensive business. As an early-stage venture, we are dependent upon this Offering and other outside financing in order to implement our business plan and eventually complete development and commercial implementation of our energy storage systems. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on our Company.

Even if we successfully raise up to the maximum funding target on this Offering, we estimate that we will at least need to raise an additional $50,000,000 plus to reach the commercial deployment stage of our energy storage systems, beyond one-off pilot projects. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from governments or financial institutions. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. Nevertheless, if available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management.

This capital will be necessary to fund research and development, testing, industrialization, deployment of pilot projects, and eventually, building a complete manufacturing facility with the help of strategic industrial partners to bring the unit costs low enough to meet market demand. Should any of the steps leading to this late development stage fail, our company might be forced to file for bankruptcy. Furthermore, we cannot assure you that we will be able to raise additional funds when needed, or that it will be available upon terms that are acceptable to our shareholders.

We will need to rely on third parties to reach market and execute on our business plan.

For us to reach the market with competitive energy storage products, we will need to rely on partnerships and agreements with entities outside of our direct control. Those entities include, but are not limited to, suppliers, vendors, manufacturers, strategic corporate partners, energy project developers, owners, and operators, utilities, regulatory agencies, contractors, engineering firms, research laboratories, and more generally any entity that the management of the company determines in good faith to be able to help our product reach the market in the best conditions for our long-term commercial development.

Should any of those partnerships or agreements fail to be obtained or honored by any third party, or should any third party deliver on those partnerships or agreements on a quality level that would significantly decrease the value of our products to customers or increase their manufacturing or servicing costs, such events might impair our ability to reach the market and stay in operation. Eventually, such events could force our company to file for bankruptcy.

The Company relies on its present and future intellectual property rights to have a competitive advantage on the market.

We believe Airthium's present and future intellectual property rights are and will be valuable, and any inability to protect them could reduce the value of Airthium's products, services and brand. We have realized a patentability study, with the help of a French IP consulting firm, in January 2020. The study shows there are no active patents covering Airthium's core technology. As a result, we should be able to protect our core technology using patents in many countries where we could sell significant amounts of energy storage systems. It is not guaranteed, however, that we will indeed be granted parents on any part of our technology, in any country.

Furthermore, our present and future intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken and will likely take in the future to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and non-compete agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken and will take may be inadequate to deter our competitors from using our proprietary information.

In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Our business is vulnerable to natural and man-made disasters.

Airthium's business is subject to the risks of natural disasters, including, yet not limited to, earthquakes, landslides, floods, fires, storms, tornadoes, and lightning. It is also subject to outside man-made faults and disasters, including, yet not limited to, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, and hardware or software defects or malfunctions (including defects or malfunctions of components of Airthium's systems that are supplied by third party service providers). Such faults and disasters, and similar events or disruptions, will collectively be called "Negative Events".

Negative Events could result, directly or indirectly, in system failures, damages, accidental injury or even loss of human life (collectively, the Negative Consequences) that could materially and adversely affect our business and prospects in ways that we do not currently anticipate. Although steps will be taken to design Airthium's systems in a way that should reduce Negative Consequences in the occurrence of one or more Negative Events, our systems, both hardware and software, will remain vulnerable to Negative Events. Airthium does not carry business interruption and liability insurance sufficient to compensate it for losses that may result from interruptions in Airthium's service as a result of Negative Consequences. As a result, Negative Events could, directly or indirectly, harm Airthium's business, financial condition and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. We also expect to come into possession of energy usage data, from companies, cities, utilities, groups of users or even individuals, which represents sensitive data.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

If any such event shall occur, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks, IT systems, and any other equipment damaged as a result of these events. The trend toward public notification of such incidents could exacerbate the associated harm to our business operations or financial condition.

Any forward-looking projections provided in this Offering may prove to be significantly inaccurate.

Any projections, either regarding our future operational and financial performance or any outside factor likely to impact our business, collectively called "Management's Projections", provided to you in this Offering, are forward looking statements and may prove to be significantly incorrect.

Management's Projections, especially those regarding future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions, future competition, greater diligence costs, increased development or marketing expenses, or any other event in relation to the risks detailed in this Offering may affect the Company's future revenue streams and profitability.

For these reasons, you should not rely upon the Management's Projections, including those of future performance, in making your investment decision as the management's assumptions underlying the Management's Projections (and any limitations on the assumptions) may prove to be significantly inaccurate.

Our business may be negatively affected by standards, regulations, and the associated procedures.

Our energy storage systems will need to comply with several regulatory enforced standards and national, state and local regulations, in many countries, regarding safety, emissions control, noise control, and environmental impact, among other constraints. For example, our systems are likely to require handling of large quantities of anhydrous ammonia, as well as molten sodium and potassium nitrate salts, and pressurized gases, in order to function properly. The purchasing, production, handling and disposal of those substances and others we may eventually use are regulated by stringent standards in most countries. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Furthermore, should we reach the commercial deployment phase, the projects in which Airthium's products will be selected to participate (called "Airthium's Projects") may not materialize in a timely manner or at all. Customers and projects typically undertake a significant development process that can result in a lengthy sales cycle. In addition, they require land use permits, including environmental review of impacts on wildlife, grid connection and right of way permits, and Power Purchase Agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved.

Airthium's Projects might face unanticipated changes or delays that could negatively impact the ability of these projects to be able to buy Airthium's energy storage systems. The long sales cycles may require Airthium to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

The Company may fail to properly manage growth, a fact that could harm its business in the future.

The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, situations referred hereto as "Negative Human Resources Events", the Company's business may be harmed.

Furthermore, the additional headcount and capital investments will increase the Company's cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term, a situation referred hereto as "Management Reactivity Constraint". To mitigate the financial and management risks caused by potential Negative Human Resources Events while taking into account the Management Reactivity Constraint, collectively called the Growth Management Risks, the Company will need to

collectively called the "Growth Management Risks, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures, collectively called "Growth Management Measures". We cannot guarantee that the Company will succeed in implementing suitable Growth Management Measures in time to mitigate the financial effects of the Growth Management Risks. If the Company fails to successfully implement Growth Management Measures in a timely manner, the Company may be unable to execute its business plan, its results could suffer, and it could eventually be forced to file for bankruptcy.

Predicted operating and unit costs may be significantly inaccurate.

As a business, we depend strongly on the accuracy of assumptions regarding the unit cost of our energy storage systems, should it ever be manufactured on a large scale. Those unit costs will have to reflect research, development, industrialization, manufacturing, logistics and raw material costs, as well as insurance, financing, quality control, compliance, and various other costs. Being now at a very early stage, we and our partners do not have enough data to quantitatively and accurately predict each of those costs, and as a result, we cannot guarantee that the predicted unit costs for our energy storage systems will be met. Should the actual unit costs once industrialized prove to be too high, there is a very high possibility that our systems might not be competitive on the market, especially because of the great importance given by buyers to capital costs for infrastructure products in the energy industry. In such case, we might not be able to hit our predicted sales volumes, our financial results may suffer, and Airthium could be forced to file for bankruptcy.

In addition to this, we will incur research, development and industrialization costs, collectively called the "Development expenses", in order to reach commercial deployment, that are difficult to predict in advance. Should our predictions for those costs be inaccurate in amount or time of expense, we might fail to raise capital at various times in our development path, on terms that would be compatible with the long-term success of the project. We cannot currently guarantee that such a scenario will not happen, and that we will not be forced to file for bankruptcy as a result of such erroneous predictions of the amount or time of spending of our Development Expenses.

We do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock or convertible instruments will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

There is no guarantee that purchasers of our securities will ever realize a return on their investment.

There is no assurance that purchasers of our securities in this Offering will realize a return on their investment or that they will not lose their entire investment. For this reason, each purchaser should read our Form C and all associated Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the securities offered in this Offering and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Both demand for our products and cost of goods sold is subject to high volatility that can significantly impact our business.

Demand for energy storage products is driven by macro-economic and political trends that are, and will most probably remain, outside of our control. For example, energy infrastructure projects undertaken by energy utilities are most of the time constrained and even ordered or subsidized by national, state or local energy development plans that depend on public energy policy and political decisions.

Moreover, seasonal energy storage such as Airthium's main future hardware products, do not currently have a market. Seasonal storage is competing with fossil-fired power plants, large and small. It remains to be proven that customers will actually buy seasonal storage to replace or complement fossil-fired generation in the energy generation markets we intend to address. Therefore, we cannot guarantee that such a market for our products will materialize and that we will be able to generate revenue from our hardware products.

In addition, a large part of our cost of goods sold are driven by raw material costs, most notably, sodium and potassium nitrate, stainless steel, carbon steel, copper, and rare earth metals used for permanent magnet alternators. Beyond raw materials, our solution will likely incorporate products from partnering industries, most notably, hydrogen electrolysis systems and electric Haber-Bosch plants. Should any of the associated markets to those underlying goods spike, we will most probably be directly affected and will have to increase the price of our products accordingly, which may materially and adversely affect our business. As a new energy storage start-up company, we will have fewer financial resources than more established energy systems manufacturers to withstand changes in the market and disruptions in demand.

Finally, the economy as a whole entered a global recession in the aftermath of the COVID-19 pandemic, and the recent Russia-Ukraine conflict and ensuing sanctions and gas price crisis have stressed the global markets even more. The markets and outside factors highlighted in the above may be significantly and negatively affected by both of these macro-economic and geopolitical events.

Our business is vulnerable to liability connected to potential accidental damages, injury, or loss of life caused by possible accidents involving our future products.

Should we reach commercial deployment stage, we will most probably build or have partners build large scale energy storage systems. It is our belief today that such systems will require synthesizing, burning, otherwise manipulating, and storing large amounts of anhydrous ammonia on-site. Our systems will also most likely store and manipulate molten sodium nitrate and potassium nitrate salts, as well as compressed gases.

Even though extensive and time-tested procedures exist in the industry to address the safe commissioning, operation, and decommissioning of systems containing those four substances, procedures that we intend to apply to the fullest extent our management determines in good faith to be possible, we cannot guarantee that unintended accidents, possibly catastrophic in nature, including, yet not limited to, the explosion of ammonia storage tanks caused by fires leading to possible injury or loss of life and extensive material damages, will never occur in practice in one or more of our installations.

Should such accidents happen, the liability to Airthium could prove very large, and impact our financial health, our reputation, and our future business prospects, among other corporate health indicators.

Furthermore, Airthium's insurance policies and financial resources at the time of such accidents may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against it. Airthium will most probably be exposed to potentially significant risks associated with product liability or other claims if Airthium's products or

manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If product liability claims are brought against Airthium in the future, any resulting adverse publicity could hurt Airthium's competitive standing and reduce revenues from sales of its products. The assertion of product liability, personal injury or property damage claims against Airthium could result in significant legal fees and monetary damages and require Airthium to make large payments. Any business disruption associated with such accidents or other catastrophic risks detailed in this Offering could result in substantial costs, lost revenues and diversion of resources. Airthium's insurance coverage will be limited for product liability and other claims against Airthium, as well as for business disruption and natural or man-made disasters. Therefore, Airthium may not have adequate insurance and financial resources to pay for its liabilities or losses from any such claim or cause.

We will need to keep rapidly improving our technology to stay competitive.

Our product will be competing against several present and future energy storage and generation solutions, developed by a very large number of companies, institutions, and individuals. One of the few ways we can build a sustainable business that can eventually grow and be profitable on a large scale, is by staying close to the edge of technological and industrial innovation. Such innovation will mostly be connected with lowering the cost, increasing reliability, making our products best suited to customer's needs, as well as spotting new customer needs we can satisfy along the way, in the form of new products or services.

Should such innovation be inaccessible for any reason to our team, we will most probably fall behind competitors, lose market share, lose revenue and margins, and eventually, our business could suffer to the point where we could be forced to file for bankruptcy. We cannot guarantee that we will be able to sustain over time the rate of innovation necessary to avoid such a scenario.

We need our present and future key personnel to reach our business goals.

The Company is dependent on its key personnel and its ability to hire or retain additional personnel, to reach its business goals and milestones. The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services, caused by their departure from the company or by disability, illness, or for any other reason, could adversely affect the Company's ability to achieve its business plan. The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel in order to grow the Company as needed to reach the business goals.

The Company's employees may voluntarily terminate their employment with the Company at any time. As a first measure to mitigate this fact, the Company implements confidentiality agreements with all its key employees. Nevertheless, competition for talented senior management, as well as middle management and engineers, is intense, and there is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

We operate in part using funds from a business loan and could seek more loans in the future.

We have received a 350,000€ loan in the name of our French subsidiary Airthium SAS from the French government on Aug. 31st, 2020. This loan has funded a significant part of our projected operating costs in 2020 and 2021. It currently bears an interest rate of 2.25%. Its principal and interest payments have been deferred for the first 12 months; then, the interests are deferred for 12 more months, and finally, the loan must be repaid over 48 months, quarterly, until August 2026. Should we default on one or more of those loan repayment due dates, we might be forced to file for bankruptcy. We cannot guarantee that such an event will not happen.

Furthermore, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

We may experience reliability issues or other negative press which might damage our brand and negatively impact our business.

Beyond risks associated with events that are catastrophic in nature, which are detailed in other parts of this Offering, we may experience issues with the reliability of our products and software, that would cause customers to lose faith in our brand and our products and services for an extended period of time, leading to decreasing sales which could materially and adversely affect our business (collectively, the "Negative Reputation Effects").

Such reliability issues include, yet are not limited to, short Stirling engine life, effects of mechanical fatigue, accelerated or underestimated wear of moving parts, liquid or gas leaks, underestimated or abnormal heat loss, subsystem failure, cascade failure, abnormally low engine efficiency including in transient-mode operation, freezing of heat transfer fluids, plugging or fouling of heat exchangers and regenerators, corrosion, vibration, rupture of imperfect welds, ingress of foreign substances including lubricating oil in the working fluid loops, changes in surface condition of internal-facing engine parts, human error in manufacturing or servicing, and third-party equipment failure.

Our products are intended to address the energy generation and storage business. As such, they are intended to be financed by infrastructure-type financing deals, characterized by low returns over long repayment periods, compensated by high reliability and low risk. The way this reliability has typically been proven for entrants in the space is by building several demonstration systems used by pilot clients, and then accumulate a track record of little to no incident in operation over many years for all those systems. Only once this reliability proving step is achieved, do infrastructure-type financing become available.

This state of affairs is why our business is particularly vulnerable to Negative Reputation Effects caused by reliability issues.

Beyond reliability issues, we may also be affected by negative press articles, whether based mostly on true facts or libelous, which would lead to similar Negative Reputation Effects.

We cannot guarantee that such Negative Reputation Effects, either caused by poor reliability of our products or services, or by negative press, will not happen.

The Company may alter the use of proceeds in this Offering without notice to you or your approval.

The Estimated Use of Proceeds described in the "Summary of the Offering" section of this Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

The Company may be subject to various potential conflicts of interest.

Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Company. In the future, Company's Stockholder's Agreements could be enacted whereby the Officers may be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time

may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in such future Company's Stockholder's Agreement that would authorize the Officers to engage in investment, management or other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, may override common law and statutory fiduciary duties that would apply in the absence of such provisions. Such future Company's Stockholder's Agreement may contain certain protections for Stockholders against conflicts of interest faced by the Officers, but will not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this Offering does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

The SAFEs offered here may be difficult or even impossible to transfer or re-sell.

This Offering takes the form of SAFEs. The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date.

Although the SAFE may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with her or his attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale.
If a Purchaser is able to sell her or his SAFE, there is no guarantee that the Purchaser will be able to sell it for a price greater than—or equal to—the price the Purchaser paid for the SAFE.

Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The rights and the value of your investment may be reduced, and your future shares diluted, without your approval.

The Company is managed by its Board of Directors and Officers in accordance with the terms of the Company's Certificate of Incorporation and By-Laws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, the Company's CEO will still own a majority of the Company's issued and outstanding Shares. He has the ability to exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your Shares. These actions could be taken even if they are opposed by other investors, including you.

Furthermore, we will likely need to engage in equity, debt, or preferred stock financing in the future. Your rights and the value of your investment could be reduced because of this. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to other investors. In addition, if, in the future, we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of our equity could be sold into any market which develops, which could adversely affect the market price.

Finally, neither the Offering nor the SAFEs have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

General economic conditions and volatility due to the Coronavirus in the worldwide economy has adversely affected spending in certain sectors, which may negatively affect the Company.

The Company's performance will depend significantly on economic conditions in several regions, including the United States, Australia, India, and Europe. Spending on capital investments is affected by a number of factors, including confidence in the strength of economies, fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, the cost of credit and other factors. These unfavorable economic conditions may cause public and private entities do reduce or eliminate infrastructure spending, and institutional investors not to invest in our future rounds.

Furthermore, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. This, for example, could complicate our ability to procure materials and partnerships necessary to execute our business plan. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Finally, the COVID-19 virus could cause Airthium's key personnel to become debilitated or even die. If lost, these people would be costly to replace.

There are a number of risks associated with international operations that could harm Airthium's business.

Airthium plans to sell products and provide services on a global basis and plans eventually to expand into all countries with a need for seasonal energy storage. Airthium's ability to grow in international markets could be harmed by factors, including:

°changes in political and economic conditions and potential instability in certain regions;

°currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Airthium's business;

*changes to regulatory incentives to purchase energy storage, including long-term or seasonal energy storage;

*possible increased costs and additional regulatory burdens imposed on Airthium's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Airthium's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Airthium's intellectual property rights.

Furthermore, prospective investors should not that Airthium is conducting today most of its functions, including research and development, management, finance, operations, and human resources, from outside the U.S., namely, from France. We plan to keep a large part of our operations, mostly research and development, in France, in the future, and intend to build manufacturing facilities in many parts of the world, including the US. The exact location of those manufacturing facilities is not decided yet. We intend to have a sales force in the US in the future, once we reach commercial deployment.

Airthium is subject to both U.S. and local laws and regulations applicable to Airthium's offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the U.S. or France, including cost efficiencies and productivity improvements, could harm Airthium's business.

Our business model relies on several assumptions that are currently not proven.

First, even if our clients wish to purchase our future products, we will still have to convince financial institutions to unlock infrastructure-type financing to finance the sale of our systems.

Indeed, the payback time on investment for our future products is expected to be on the order of 10 years or more, which is too long for corporations to directly invest their own funds in our products. Most of our clients will have to rely on financial institutions providing infrastructure-type financing to make purchases from us and complete projects. Such institutions are known to be fairly risk-averse, and have a poor understanding of deep technical risk related to complex new technologies.

Should our customers be unable to obtain financing to make purchases from Airthium or maintain their businesses, or should they become insolvent due to market and economic conditions or otherwise, then Airthium's revenue, results of operations, cash flow, financial condition and ultimately its business could be negatively impacted.

We are mitigating this risk by allocating long time frames to the validation of the reliability of our systems, so that the risk associated with our new technology becomes smaller than the benefits awarded by its expected, yet not guaranteed, superior technical and economic performance compared to competing solutions.

Second, our system is based on several existing, but not yet industrialized, sub-systems, and relies on a unit cost for those sub-systems to be reached in the future.

Such sub-systems include, yet are not limited to, water electrolysis systems, so-called "electric Haber-Bosch" plants, ammonia burners, and flue gas to molten salt heat exchangers. Should the costs not fall low enough, our energy storage systems might not be competitive with other solutions. We mitigate this risk by investing time and money into a deep understanding of the space, partnership with relevant manufacturers, and a network of experts, to help us better ascertain the future cost decrease of those elements.

Third, although the Company believes there is a need for the seasonal energy storage systems it intends to offer as its products, its management is unable to guarantee:

(i) the level of market acceptance those energy storage products and related services, (ii) the number of customers willing to actually buy or lease our energy storage systems, and (iii) the average customer lifetime value regarding their use of Airthium's products and services.

Fourth, our energy storage system requires the implementation of multiple technologies, including software to run the system.

Such a software is called an "Energy Management Software", and the true potential of our energy storage system to actually save money for our customers will depend on the quality of this Energy Management System. We have started to build such a software system in-house, and may use third-party software in the future to perform this task. However, we do not have yet a working software that would allow us to calculate a precise estimate of the total savings that our system could in principle realize for given potential clients and operating conditions. This means the upside of our system is still not completely clear, and any overestimate in our current models could materially and adversely impact our business.

As a final note, prospective investors should read the following statements carefully.

Factual statements have not been independently verified. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the Directors, officers and employees of the Company, or to the anticipated future performance of the Company.

General Risk of Insolvency. Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

An investment in the Company is speculative. Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this offering disclosures and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the securities offered hereby.

Finally, the Risk Factors included in this Form C or its Appendices are not intended and should not be understood as an exhaustive list of all risks related to an investment in this offering.

The Company may never receive a future equity financing or elect to convert the

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Franck Lahaye is a part-time officer in the Company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,516,074	Yes ˅

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	238,400

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	BPIFrance
Issue date	08/30/20
Amount	$398,090.00
Outstanding principal plus interest	$392,840.00 as of 02/27/22
Interest rate	2.25% per annum
Maturity date	08/31/26
Current with payments	Yes

The loan is made in euros for a principal amount of 350,000 €. By contract, we are to only pay interest on the loan until August 31st, 2022, included; then, we will pay principal plus interest quarterly until August 31st, 2026, included

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2021	Regulation D, 506(c)	SAFE	$300,000	General operations
4/2022	Regulation D, Rule 506(b)	SAFE	$20,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Airthium SAS Shareholders
Amount Invested	$11,221.00
Transaction type	Priced round
Issue date	06/04/17
Relationship	Airthium SAS became the fully owned subsidiary of Airthium Inc.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

 Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make a battery that never runs out of solar and wind energy, ever. It is cheap enough to make renewables cheaper than coal, gas, and nuclear year-long. With our battery, we believe we can build a 100% renewable world, and give people cheaper electricity in the process.

Before the end of this decade, we intend to be shipping megawatt-scale batteries to solar and wind projects all around the world, and be gearing up for utility-scale power plants.

Milestones

Airthium Inc. was incorporated in the State of Delaware in May 2017. It was formed based on a "flip" from France to the US of the French company Airthium SAS, which was formed in March 2016. Airthium Inc. owns 100% of Airthium SAS. Most of Airthium Inc.'s operations and expenses, including payroll, happen in the French subsidiary Airthium SAS.

Airthium Inc. went through the Y Combinator startup accelerator in the summer batch of 2017. At the beginning of the batch, we raised $120k from Y Combinator itself; then, after "Demo Day" in August 2017, we raised $380k from angels and 2 VC firms. Of this total of $500k, $480k was raised on SAFEs and $20k correspond to an equity investment. After this pre-seed raise, we went back to France to work on our energy storage system.
Since then, the following happened:

- In 2018, we built a technical model of our future product, that identified most of the technical barriers that were left to solve;

- In early 2019, we identified theoretically a new core technology for the fast near-isothermal compression of gases;

- In August 2019, we moved into dedicated office and lab space inside the research campus of Air Liquide, a French multinational company which supplies industrial gases and services to various industries. Air Liquide does not own securities from either Airthium Inc. or Airthium SAS; we currently only pay rent for the lab and office space.

- In September 2019, we changed our core heat engine technology to address corrosion issues which would have likely prevented us from reaching the market. We are now completely immune to the corrosion issues we had in the past. We kept the second core technology that was found in early 2019;

- In the end of 2019, we built a first prototype, the V1, that allowed to study experimentally an early version of the physical phenomenon identified in the spring of 2019 that became our second core technology;

- From 2017 to 2021, we have developed an internal tool, named Tanatloc, to simulate the physics, including heat transfer and turbulent fluid flows, inside our Stirling engines. We have turned this tool into an alpha version of a multiphysics simulation software product and have one paying customer since May 2020, which is a Japanese car part manufacturing company.

- In the first half of 2020, we have built a second prototype, the V2, that improved on the first version and showed fast operation of a near-isothermal compression head at atmospheric pressure. This technology should allow our round-trip storage efficiency to go from 45% to 70%. Although we cannot guarantee this result for the round-trip efficiency, it is supported by extensive theoretical calculations and models. Should we reach such efficiency, we will beat the previous world record for Stirling engine efficiency by 8%, by going from 42 to 50% thermal to electric efficiency. Stirling engines have been invented almost 200 years ago.

- In the second half of 2020 and all of 2021, we have built and started testing a major upgrade to our V2 prototype, the V2.1 fast near-isothermal compressor, which achieved first compression to 10 bars at 10 Hz in late 2021. We have significantly advanced from qualitative photographic measurements to time-resolved synchronized pressure (<1ms), temperature, engine state (<1ms) and flow rate measurements. We have increased our measurement accuracy and control over dead volume, repeatability, and leakage by more than 10 times.

- In the first half of 2021, thanks to Wefunder, we raised $1,272,786 from more than 1400 investors. This capital allowed us to hire 5 new engineers and scientists, including our current CTO, along with one engineer and one administrative assistant in early 2022. It also allowed us to acquire new machining equipment which was instrumental in making the parts needed to upgrade the V2.1 prototype, as well as many other necessary expenses. We are now very well equipped to perform fast R&D on world-class quality prototypes.

- In 2021 and early 2022, we uncovered two ways to solve a lasting technical hurdle we had in our design, which was the need for a high-efficiency molten salt pump of a specific kind. All the manufacturers we could find, denied being able to build such a pump We can now do without that pump. The first improved version, the V3, could operate without the molten salt pump on paper. The current projected version, the V4, has much (5x) more power density than the V3, eliminates even more moving parts, and has everything we believe is needed to be extremely reliable and easy to use in the field. Finally, the V4 is the first Stirling engine that is projected to be capable of 100-500°C operation on both the hot and cold ends, enabling high temperature heat pump operations. Until the V3, the cold end of the Stirling engine was "stuck" at 80°C. It is the potential we see in the V4 that is leading us to our next fundraise. Because of the tremendous potential of the V4, the V3 was never built, our current efforts concentrating on the V4.

- Finally, in early 2022, we started the conversion of our current instrumented V2.1 platform into a full low-temperature Stirling engine, the V2.2. We have most of the parts, and are looking for a contractor for some specialized machining to

parts, and are looking for a contractor for some specialized machining to complete this upgrade.

Between 2017 and 2022, we have gone from 3 to 11 full-time members of the team, 9 of them employees with 2 co-founders. We have signed our twelfth member this April 2022; she will join our team full-time in October 2022.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $230,796 compared to the year ended December 31, 2020, when the Company had revenues of $196,621. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,220,548, including $947,199 in cash. As of December 31, 2020, the Company had $504,695 in total assets, including $315,548 in cash.

- *Net Loss.* The Company has had net losses of $536,360 and net losses of $176,074 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $2,239,907 for the fiscal year ended December 31, 2021 and $987,694 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $398,090 in debt, $31,226.17 in equity, $19,994.83 in convertible security, $480,000 in SAFEs from our first round in 2017, $1,272,786 in SAFEs from our 2021 Wefunder Reg CF/Reg D round, and $20,000 from a single SAFE we signed April 21st, 2022 with an accredited investor.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital. Should we hit our maximum funding target, our projected runway is in excess of 20 months.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Airthium Inc. cash in hand is $654,129, as of December 31, 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $92,199/month, for an average burn rate of $92,199 per month. Our intent is to be profitable in 120 months.

Since the last date covered by our financials of December 31, 2021, several events happened. First, we hired an electrical engineer and an administrative assistant. We rented one more lab room, bringing our lab space from 50 to 75 square meters and our total annual rent expense from 55 to 70 k€ (from about $59k to $75k). We also hired four interns, one of them in continuing education. Finally, we bought a set of high speed data acquisition cards for a total of 14 k€ (about $15k).

We believe we will get at least one more contract from our current paying customer this year, for a small amount (less than $40k). This customer buys access to our internal numerical simulation software developed in-house. Regarding our energy storage system, we do not expect revenue before 2024 or 2025 at best, and an additional minimum of $50M in funding.

Once our next fundraise has sufficiently progressed and should we have enough funds, we expect significant one-time expenses to occur in the next 6 months. We intend to (a) lease a large industrial space to be able to build and test our high temperature prototypes much faster. We have a candidate for this industrial space, that will require at least $300k of expense on our side to both secure and adapt to our needs; (b) buy a molten salt supply loop for our coming high-temperature prototypes. We have a recent quote from a specialized hardware company for such a loop, for about $160k; (c) buy a new CNC milling machine to replace the VF-2 we had access to at our current location (owned by Air Liquide), and to be able to build our new prototypes, which are more demanding than the previous ones. We expect this machine to cost about $150k. This makes a total of at least $610k of one-off expenses expected in the next 6 months.

Regarding recurring expenses, again once our next fundraise has sufficiently progressed, we intend to hire several new engineers to help us build our new prototypes, and increase our monthly prototyping, consulting and training expenses, for a total increase in monthly expenses of at least $40-60k per month, happening progressively over the next 6 months.

The above revenues and expenses projections are made to the best of our knowledge. However, they address the future of our company, and as such, none of them can be guaranteed.

We are currently not profitable and are very far from being profitable, as can be seen in our 2021 financials. Very large amounts (at least $100 million, but, we believe, probably more) of funding are needed for us to both become profitable and not lose our market lead.

This is because our edge in the market is the innovative nature of our products, which we believe (yet cannot guarantee) should be able to perform significantly better than most, if not all, existing competing products in the markets we are targeting. Therefore, we first need to build those innovative products from scratch, test them successfully, then bring them to market, and finally scale our operations and improve our capital efficiency until the moment we expect, but cannot guarantee, to reach the threshold of profitability.

In addition to this, similarly to the strategy employed by other large companies before us, should our execution be successful (which, again, cannot be guaranteed), we intend to prioritize growth over profitability, to aim for a lasting dominant position in our target markets.

Therefore, using our current estimates, we do not expect to reach profitability before at least 2032. We also expect significant delays in reaching profitability are very likely to happen, pushing this date even further in the future.

We rely heavily on research tax credit to extend our runway. Research tax credit amounted to more than $100,000 per year for the last 2 years, based mostly on payroll from our team. This year, we expect to receive $157,945 in June 2022, corresponding to our R&D work of 2021, which is one of the ways to help fund the burn throughout our next fundraising campaign. Research tax credit has existed for more than 20 years in France and is a strong financial support of deep

tech companies; yet, we cannot guarantee that we will benefit from such research tax credit in June 2022 for fiscal year 2021, or in the future.

In addition to this tax credit, we can apply for grants from the French government or European Union. If the proceeds raised on Wefunder allow our own funds to reach a high enough level (we need at least $1.7M), we should be able to apply for such grants, that can cover up to 50% of all expenses connected with our research and development for our energy storage system and high temperature heat pump system, for 12 to 24 months. Those grants are discretionary, and there is no guarantee that we will be awarded such grants.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Andrei Klochko, certify that:

(1) the financial statements of Airthium Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Airthium Inc. included in this Form reflects accurately the information reported on the tax return for Airthium Inc. filed for the most recently completed fiscal year.

Andreï Klochko
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.airthium.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Andrei Klochko
Franck Lahaye

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Andrei Klochko

Franck Lahaye

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Airthium Inc.

By

Andrei Klochko

CEO and cofounder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Franck LAHAYE

COO and cofounder
4/29/2022

Andrei Klochko

CEO and cofounder
4/29/2022

(INVITE ANOTHER PERSON TO SIGN)

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.